Exhibit 99.3

ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Zvi Maayan, General Counsel, and Tal Shani, Secretary, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 5 Kinneret Street, Bnei Brak, Israel, on August 14, 2014 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To re-elect the following members of the Company's Board of Directors:

1.1.	Alon Bachar	☐ for	☐ against	☐ abstain
1.2.	Eliezer Avraham Brender	☐ for	☐ against	☐ abstain
1.3.	Ron Hadassi	☐ for	☐ against	☐ abstain
1.4.	Shlomi Kelsi	☐ for	☐ against	☐ abstain
1.5.	Yoav Kfir	☐ for	☐ against	☐ abstain
1.6.	Boaz Lifschitz	☐ for	☐ against	☐ abstain
1.7.	Nadav Livni	☐ for	☐ against	☐ abstain

Proposal 2: To authorize our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value, at a ratio not to exceed one-for-twenty, and to approve related amendments to our Memorandum and Articles of Association:

☐ for	☐ against	☐ abstain

Proposal 3:  To approve for Mr. Ron Hadassi to serve as our Chairman of the Board and acting Chief Executive Officer until no later than March 31, 2015.

☐ for	☐ against	☐ abstain

Proposal 4:  To approve a compensation policy for our directors and officers.

☐ for	☐ against	☐ abstain

Proposal 5:  To approve the compensation for our Chairman, Mr. Ron Hadassi.

☐ for	☐ against	☐ abstain

Proposal 6:  To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

☐ for	☐ against	☐ abstain

Proposal 7:  To approve compensation for our non-external directors.

☐ for	☐ against	☐ abstain

Proposal 8:  To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company's independent auditors.

☐ for	☐ against	☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.

By signing this Proxy, the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no “personal interest” under the Israeli Companies Law in Proposals 3,4,5,6 and 7 above. See Proposal No. 3 of the Proxy Statement for more information, including how to indicate the existence of a personal interest.

______________________         Date: __________, 2014
Signature of Shareholder

______________________         Date: __________, 2014
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.